Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

March 3, 2014

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K
Filed November 26, 2013
Response dated January 24, 2014
File No. 1-3970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 31, 2014, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 8-K, filed November 26, 2013; and Response dated January 24, 2014.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K Filed November 26, 2013

1.
We note your response to comment 1 of our letter dated January 13, 2014. For each period presented, please provide us with a breakdown of the calculation used to arrive at adjustment (i), which reflects the approximate 29% equity interest in the income of the strategic venture. Your response should include the historical financial information used for each entity and specify the periods of this historical financial information. Your response should further show the specific adjustments made to this historical financial information with clear explanations of the nature of the adjustments, how you calculated the adjustment amounts, and the significant estimates and assumptions used to arrive at the adjustment amounts. It should also be clear what non-recurring items have been excluded from the historical financial information and your basis for excluding pursuant to Article 11 of Regulation S-X.

Response:
Set forth below is a breakdown of the calculations used to arrive at adjustment (i), which reflects the approximate 29% equity interest in the income of the strategic venture for various periods. The Company utilized financial information for the last twelve months ("LTM") ended September 30, 2013 to reflect the Company's equity in income of unconsolidated entities, net, for each period presented in the pro forma financial statements included in the Form 8-K filed November 26, 2013. The Company chose to include such information on an LTM basis because it reflected the latest historical financial information available with respect to Brand Energy & Infrastructure Services, Inc. ("Brand"), the party with whom the Harsco Infrastructure business was combined in the strategic venture, as set forth in the Offering Memorandum presented to potential investors with respect to the 8.5% Senior Notes due 2021 of Brand, as successor to Bullseye MergerSub, Inc. The Company believed this approach to be more appropriate given the lack of financial information on a combined basis for the strategic venture, which did not previously exist.
The Harsco Infrastructure amounts presented below were derived from the Condensed Combined Financial Statements of Harsco Infrastructure for the nine months ended September 30, 2013 (reviewed) and the Combined Financial Statements of Harsco Infrastructure for the year ended December 31, 2012 (audited). Harsco Infrastructure was a separate reportable segment of the Company and was not a stand-alone entity. The condensed combined and combined financial statements reflect assets, liabilities, revenues and expenses directly attributable to Harsco Infrastructure, as well as allocations deemed reasonable by the Company's management to present the financial position, results of operations, changes in equity and cash flows of Harsco Infrastructure on a stand-alone basis.

Last twelve months ended September 30, 2013 (as utilized in Form 8-K Filed November 26, 2013):

[The Company advises the Staff that the accompanying chart is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83." This letter will be sent via EDGAR to the Commission as correspondence.]

The non-recurring items identified in the table above were excluded from the historical financial information because the Company believes that they reflect adjustments necessary to ensure, pursuant to Rule 11-02(b)(6) of Regulation S-X and the Division of Corporation Finance, Financial Reporting Manual, Section 3230.4, that the adjustment related to the Company's equity in income of unconsolidated entities, net, contained in the pro forma financial statements included in the Form 8-K filed November 26, 2013 is directly attributable to the strategic venture transaction, has a continuing impact on the Company and is factually supportable. Specifically, the pension expense and corporate overhead items were excluded because they were retained by the Company as part of the Infrastructure transaction and, accordingly, were reflected in the Company's pro forma financial statements included in the Form 8-K filed November 26, 2013. The items related to debt extinguishment, goodwill impairment and restructuring costs were excluded because they directly related to the legacy businesses, prior to combination, and represent items not expected to have a continuing impact on the strategic venture. Accordingly, the above adjustments also ensure that the adjustment related to equity in income of unconsolidated entities, net, contained in the Company's pro forma financial statements included in the Form 8-K filed November 26, 2013 provided users of the financial statements the most relevant and meaningful information related to the Company's continuing involvement in the strategic venture.
The LTM net loss attributable to Harsco Infrastructure presented above was derived in the following manner:
[The Company advises the Staff that the accompanying chart is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83." This letter will be sent via EDGAR to the Commission as correspondence.]

The net loss per the Condensed Combined Financial Statements of Harsco Infrastructure for the nine months ended September 30, 2013 can be reconciled to the net loss presented for Harsco Infrastructure for the nine months ended September 30, 2013 in the Company's Form 8-K filed November 26, 2013 as follows:
[The Company advises the Staff that the accompanying chart is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83." This letter will be sent via EDGAR to the Commission as correspondence.]

The net loss per the Combined Financial Statements of Harsco Infrastructure for the year ended December 31, 2012 can be reconciled to the net loss presented for Harsco Infrastructure for the year ended December 31, 2012 in the Company's Form 8-K filed November 26, 2013 as follows:

[The Company advises the Staff that the accompanying chart is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83." This letter will be sent via EDGAR to the Commission as correspondence.]

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer